4.21

                      ACKNOWLEDGEMENT TO PAY TOM JUETTNER

This document is to validate that BioGentech Corp. owes me funds in return for services that have been previously provided on a consulting basis. I provided legal services to BioGentech regarding patent issues.

As of this date, the outstanding balance due for my services rendered is $17,500.00. In addition, a fee in the amount of 10% has been added to the balance due based on the long term of this receivable.

This brings the total amount owed to me by BioGentech to $19,250.00


By:       /s/  Tom Juettner
          -------------------------------------

Name:    Tom Juettner

Date:    4/8/04
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Acknowledged and accepted by BioGentech Corp.

By:      /s/ Chas Radovich
         -------------------------------------
         Chas Radovich, President

Date:    4/9/04
         ------------------